FORTUNA GAMING CORP.

Suite 104 4585 Canada Way

Burnaby, BC  V5G 4L6

September 19, 2006

Ms. Effie Simpson

Division of Corporate Finance

US Securities and Exchange Commission

Washington, DC 20549

Re: Fortuna Gaming Corp. – SEC letters dated April 4, 2006, June 5, 2006, July 5, 2006 and August 23, 2006

Dear Ms. Simpson,

In response to comments received from the Securities and Exchange Commission- Division of Corporate Finance – with respect to its October 31, 2005 10KSB and its January 31, 2006 and April 30, 2006 10QSBs, Fortuna Gaming Corp is prepared to comply with those comments as outlined below:

April 4, 2006 Letter – see amendments in October 31, 2005 10KSB/A and January 31, 2006 10Q-SB/A

1.

The $1,695,710 in subscriptions of common shares has been treated as a liability in the October 31, 2005 balance sheet and this reclassification is included in the amended October 31, 2005 10K-SB/A filed September 19, 2006.

2.

The Statement of Shareholders’ Equity has been amended in the October, 31, 2005, January 31, 2006, April 30, 2006 and July 31, 2006 financial statements and related 10KSB/A and 10QSB/A filed September 19, 2006.  Note 6 of the financial statements has been amended to coincide with amended Statement of Shareholders’ Equity.

3.

The October 31 2005 financial statements have been amended with respect to expanding the disclosure relating to the Share Exchange Agreement.  The October 31, 2005 amended 10K-SB/A includes the following amended disclosure:

Note 1 (d); Note 6(c) and (d)

On June 28, 2005, the Company entered into a share exchange agreement with Fortuna Gaming (UK) Limited, a company incorporated under the laws of the United Kingdom, whereby the Company purchased all of the issued and outstanding shares of Fortuna Gaming (UK) Limited in exchange for 15,000,000 shares (pre 2 for 1 stock split that occurred on September 16, 2005 of the Company.  The shares issued pursuant to this transaction were held in escrow pursuant to the Closing, which occurred on August 31, 2005 – the date of incorporation of Fortuna Gaming (UK) Limited.  At the time of Closing, there were 18,196,095 (pre 2 for 1 stock split which occurred on September 16, 2005) shares issued and outstanding (596,095 plus 17,600,000 stock options exercised on July 8, 2005).  With the issuance of the 15,000,000 shares, this would have given the Company 54.8% of the 33,196,095 shares issued and outstanding.  With the Company maintaining 54.8% of the outstanding shares after the share exchange, the Company is the accounting acquirer in this transaction. The 15,000,000 shares were and continue to be restricted shares with no trading value. Since they cannot be traded, the value of the shares at the time of the transaction did not relate to the market value and thus using par value - $.001 was the most accurate price assigned to the shares. There is no market for the shares that were issued pursuant to the share exchange.  As such, there was no relation to the market price of the stock, and the only reasonable price was par value.

4.

On October 31, 2005 financial statements have been amended to re-price stock options that were granted to consultants on May 14, 2004 and exercised on December 5, 2004 and July 8, 2005.  The original price used on May 14, 2004 was $0.005 when the market price was $0.01, a 50% discount to the market and/or “measurement date” price. The Company has now re-priced the shares at the date of grant to reflect the market value of the shares at $0.01 per share. The amended October 31, 2005 financial statements (Consolidated Statement of Shareholders’ (Deficiency) Equity was changed to reflect the difference in pricing (a) 2,400,000 times ($0.01 minus $0.005) or $12,000 and (b) 17,600,000 times ($0.01 minus $0.005) or $88,000 for a total increase in consulting fees of $100,000 charged to the statement of operations. The amended financial statements incorporate the revised disclosure under note 6 (d) and the CONSOLIDATED BALANCE SHEETS, CONSOLIDATED STATEMENTS OF OPERATIONS; CONSOLIDATED STATEMENTS OF CASH FLOWS and CONSOLIDATED STATEMENT OF SHAREHOLDERS’ (DEFICIENCY) EQUITY.  The result of the re-pricing of the options increased the consulting fees to $861,452 from $761,452, as previously reported and the net loss for the period to $3,021,657 from $2,921,657.  Paid-in capital in the amended Consolidated Statement of Shareholders’ (Deficiency) Equity.

increased from $83,520 to $95,520 and from $88,000 to $176,000 to reflect the measurement date pricing for these two transactions.

Note 6 (d) Disclosure

2,400,000 Common shares Issued to Consultants December 5, 2005

On December 5th, 2004, the Company issued 2,400,000 shares of common stock on options granted May 12, 2004 (the “measurement date”) to a consultant.  The measurement date price of $0.01 for the options granted reflected the trading value of the Company’s shares at the date of the grant. The gross proceeds to the Company of $96,000 reflects $24,000 (2,400,000 shares at $0.01) plus $72,000 in additional consulting fees.

17,600,000 Common shares Issued to Consultants July 8, 2005

On July 8, 2005, the Company issued a total of 17,600,000 shares of common stock on options granted May 12, 2004 (the “measurement date”) to consultants.  The measurement date price of $0.01 for the options granted reflected the trading value of the Company’s shares at the date of the grant. The gross proceeds to the Company amounted to $176,000.

5.

Re: Note 8 Subsequent Events - $1,000,000 in refundable deposits related to G-Fed transaction.

There was a high probability that the contemplated transaction could not be consummated due to the nature of the transaction and the comprehensive due diligence that was required to take place regarding the seller’s financial history.  The deposits paid to the seller’s attorney were fully refundable.  A Form 8-K that included a financial statements for the two most recent fiscal years and latest interim period preceding the acquisition as well as the corresponding interim period of the preceding year and ProForma information giving effect to the acquisition transaction was not feasible and therefore not filed with the 8K dated December 11, 2005. On May 3, 2006 the Company terminated these discussions and the $1 million in deposits were returned.  An 8K was filed on May 10, 2006 announcing the termination of the proposed acquisition.

6.	Changes in and disagreement with accountants: There were no disagreements with the previous accountants – see attached letter.
7.

Controls and Procedures – Item 8.A of October 31, 2005 10K-SB/A

Additional information in amended October 31, 2005 10K-SB/A:

Prior to August 2005, the preparation of the financial statements and the disclosure of material changes to the Company were prepared by individuals that may not have been familiar with the disclosure requirements required under the Sarbanes Oxley Act.  The Company has engaged the services of consultants familiar with the disclosure requirements to carry out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures.  In addition, a new accounting system has been implemented to capture accounting information in a timely and accurate manner. As the Company is still in the development stages, it does not have the resources to have total separation of duties.  However, to compensate, the quarterly financial statements are reviewed in detail with the CEO/CFO and management continues to follow and implement good corporate governance practices to ensure proper disclosure.

June 5, 2006 Letter – see amendments in October 31, 2005 10KSB/A and January 31, 2006 10Q-SB/A

1.

The October 31 2005 financial statements have been amended with respect to expanding the disclosure relating to the Share Exchange Agreement.  The October 31, 2005 amended 10K-SB/A includes the following amended disclosure:

See April 4, 2006 Comments – Item 3 above.

2.

The October 31, 2005 financial statements have been amended to re-price stock options that were granted to consultants on May 14, 2004 and exercised on December 5, 2004 and July 8, 2005.

See April 4, 2006 Comments – Item 4 above

3.	Changes in and disagreement with accountants See April 4, 2006 Comments – Item 6 above.
4.	Controls and Procedures – Item 8.A of October 31, 2005 10K-SB/A See April 4, 2006 Comments – Item 7 above.

July 5, 2006 Letter – see amendments in October 31, 2005 10KSB/A and January 31, 2006 10Q-SB/A

1.

The October 31 2005 financial statements have been amended with respect to expanding the disclosure relating to the Share Exchange Agreement.  The October 31, 2005 amended 10K-SB/A includes the following amended disclosure:

See April 4, 2006 Comments – Item 3 above.

2.

The October 31, 2005 financial statements have been amended to re-price stock options that were granted to consultants on May 14, 2004 and exercised on December 5, 2004 and July 8, 2005.

See April 4, 2006 Comments – Item 4 above

3.	Changes in and disagreement with accountants See April 4, 2006 Comments – Item 6 above.
4.

Quarterly Report on Form 10-QSB for the quarter ended April 30, 2006 – Consolidated Statement of Cash Flows

(a) Demand loans and advances to fund the G-Fed acquisition transaction have been reclassified as financing cash flows rather than operating flows in the Consolidated Statement of Cash Flows

(b) Acquisition deposits of $500,000 has been reflected as a cash flow from investing activities

August 23, 2006 Letter – Non compliance with Item 310(6) of Regulation S-B

1.	Amended January 31, 2006 and April 30, 2006 10-QSB/As have been reviewed by an independent accountant.
2.	July 31, 2006 10-QSB was reviewed by an independent accountant.

Yours truly,

Doug Waugh

President